UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             Data Translation, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  238-015-10-1
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  13G

CUSIP  No.  238-015-10-1

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Alfred A. Molinari, Jr.    ###-##-####


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)
   (b) X

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       5.  SOLE VOTING POWER

           1,037,068 shares

       6.  SHARED VOTING POWER
           ______

       7.  SOLE DISPOSITIVE POWER

           1,037,068 shares

       8.  SHARED DISPOSITIVE POWER
           ______

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,037,068 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    X

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.2%

12. TYPE OF REPORTING PERSON*

    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!



        AMENDMENT NO. 10 TO SCHEDULE 13G FOR ALFRED A. MOLINARI, JR.

Item 1(a).  Name of Issuer:

            Data Translation, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Locke Drive, Marlboro, Massachusetts  01752

Item 2(a).  Name of Person Filing

            Alfred A. Molinari, Jr.

Item 2(b).  Address of Principal Business Office or, if none, residence:

            100 Locke Drive, Marlboro, Massachusetts  01752

Item 2(c).  Citizenship

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            238-015-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4.     Ownership*

            (a). Amount Beneficially Owned: 1,037,068 shares (1)

            (b). Percent of Class: 13.2%

            (c). Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,037,068 shares (1)

                 (ii)  shared power to vote or to direct the vote: -----

                (iii)  sole power to dispose or to direct the disposition of:
                       1,037,068 shares (1)

                 (iv)  shared power to dispose or to direct the disposition of:
                       ------

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:

          Not Applicable

_________________

*   Notes to Item 4:

    1. Does not include 28,458 shares owned by Mr. Molinari's wife nor 16,656 shares owned by her as guardian for one of their children, as to each of which Mr. Molinari disclaims beneficial ownership.



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    By:/s/ Alfred A. Molinari, Jr.
                       Name:  Alfred A. Molinari,Jr.
                       Title: Chairman and Chief Executive Officer

February 13, 1996